Exhibit 16.2

November 10, 2016

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Frankly Inc. and, under the date of April 28, 2015, we reported on the consolidated financial statements of Frankly Inc. as of and for the year ended December 31, 2014. On May 1, 2015 we were dismissed as principal accountants. We have read Frankly Inc.’s statements included under the caption “Changes and Disagreements with Accountants on Accounting and Financial Disclosure” in its Form S-1 filed on November 10, 2016 and we agree with such statements as they pertain to our Firm.

Very truly yours,

/s/ KPMG LLP

KPMG LLP